

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 15, 2015

Via E-mail
Edward Aruda
President and Chief Executive Officer
Vet Online Supply, Inc.
9612 West Hawthorne
Crystal River, Florida 34428

> **Re:** **Vet Online Supply, Inc.**
> **Registration Statement on Form S-1**
> **Filed September 18, 2015**
> **File No. 333-207001**

Dear Mr. Aruda:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Facing Page

2. Please revise to include an address and telephone number for the company's agent for service.

Risk Factors

We contract to resell…, page 9

3.   Please describe the material terms of the reseller agreement with Concord Veterinary Supply referenced in this section and file it as an exhibit.

Use of Proceeds, page 15

4.   Please reconcile the offering expenses disclosed in this table, and throughout the prospectus, with the expenses disclosed on page 39.

5.   Please revise footnote 1 to indicate the amount outstanding on the convertible promissory note with Kensington Marketing LLC. Also clarify whether the proceeds from the offering will be used to pay the convertible promissory note.

6.   Please revise your use of proceeds table to indicate in more detail the anticipated working capital uses of the proceeds.

Business, page 21

Opportunity, page 21

7.   Please tell us why you elected to provide market data from 2013 and not more current data. Please update your prospectus to provide the most current information available.

8.   We note your reference to MWI Veterinary Supply and cite MWI Veterinary Supply's first quarter 2014 results. We do not understand why you have referred to MWI Veterinary Supply and its results in your prospectus given that the company does not appear to have any relationship with MWI Veterinary Supply. Please revise to delete your references to MWI Veterinary Supply and its first quarter 2014 results or advise us why the information is appropriate in the company's prospectus. We may have further comment.

Marketing Strategy, page 29

9.   We note you reference to Drs. Foster and Smith and their amount of sales in 2014. We do not understand why you have referred to Drs. Foster and Smith and their 2014 sales given that the company does not appear to have any relationship with Drs. Foster and Smith. Please revise to delete your reference to Drs. Foster and Smith from the prospectus.

Edward Aruda, page 34

10.   Please describe Mr. Aruda's business experience during the past five years, including the dates he served in each role and the specific experience, qualifications, attributes or skills

that led to the conclusion that the person should serve as a director, as required by Item 401(e) of Regulation S-K.

Certain Relationships and Related Transactions , page 36

11.   Please clarify the relationship between Kensington Marketing LLC and the company.

Undertakings, page 41

12.   Please include the undertakings required by Item 512(a)(5)(ii) of Regulation S-K.

Legal Opinion

13.   The Legal Opinion refers to Vet Online Services and not the registrant. Please revise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

*   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

*   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

*   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Raj Rajan, Staff Accountant, at (202) 551-3388 or Linda Cvrkel, Staff Accountant, at (202) 551-3813 if you have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at (202) 551-3269 or David Link at (202) 551-3356 if you have any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director
Office of Beverages,
Apparel and Mining

cc: Sharon D. Mitchell, Esq.